SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Telos Corporation
(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock
(Title of Class of Securities)

87969B200
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87969B200	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Emancipation Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 543,403
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 87969B200	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Circle N Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 543,403
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 87969B200	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 543,403
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 87969B200	13G/A	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Telos Corporation., a Maryland corporation (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 19886 Ashburn Road Ashburn, VA 20147.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Emancipation Management LLC, a New York limited liability company ("Emancipation Management"), which owns Circle N (as defined below), with respect to the shares of Public Preferred Stock (as defined below) held in accounts managed by Circle N;

(ii) Circle N Advisors, LLC, a Delaware limited liability company ("Circle N"), with respect to the shares of Public Preferred Stock held in accounts managed by it;

(iii) Mr. Charles Frumberg ("Mr. Frumberg"), who serves as the managing member of Emancipation Management, with respect to the shares of Public Preferred Stock held in accounts managed by Circle N.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Public Preferred Stock reported herein.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address of Emancipation Management and Mr. Frumberg is 825 Third Avenue, New York, NY 10022. The principal business address of Circle N is 200 Westgate Business Center Dr., Fishkill, NY 12524.

Item 2(c).	CITIZENSHIP:
Emancipation Management is a New York limited liability company. Circle N is a Delaware limited liability company. Mr. Frumberg is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES:
12% Cumulative Exchangeable Redeemable Preferred Stock (the "Public Preferred Stock").

CUSIP No. 87969B200	13G/A	Page 6 of 8 Pages

Item 2(e).	CUSIP NUMBER:
87969B200

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act,
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act,
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940,
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

CUSIP No. 87969B200	13G/A	Page 7 of 8 Pages

The Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed on November 17, 2015 indicates that, as of September 30, 2015, there were 3,185,586 shares of Public Preferred Stock outstanding. The percentage set forth in Row (11) of the cover page for each Reporting Person is based on the Issuer's outstanding shares of Public Preferred Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 87969B200	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

Emancipation Management LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Circle N Advisors, LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Chief Executive Officer

By:	/s/ Charles Frumberg
Name:	Charles Frumberg

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2016

Emancipation Management LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Circle N Advisors, LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Chief Executive Officer

By:	/s/ Charles Frumberg
Name:	Charles Frumberg